UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 31, 2023

ARES ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39972	98-1538872
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor

New York, New York 10167

(Address of Principal Executive Offices) (Zip Code)

(310) 201-4100

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value per share, and one-fifth of one redeemable warrant	AAC.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	AAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	AAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

The information set forth in Item 1.02 below is hereby incorporated by reference into this Item 1.01.

Item 1.02 Termination of a Material Definitive Agreement.

As previously disclosed, Ares Acquisition Corporation, a Cayman Islands exempted company (the “Company”), and X-Energy Reactor Company, LLC, a Delaware limited liability company (“X-energy”), and, solely for purposes of Section 1.01(f), Section 6.25 and Article IX of the Business Combination Agreement, certain other parties thereto, entered into a Business Combination Agreement, dated as of December 5, 2022 (as amended on June 11, 2023 and September 12, 2023, the “Business Combination Agreement”). The transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination.” Capitalized terms used but not otherwise defined in this Current Report on Form 8-K have the meanings given to them in the Business Combination Agreement.

Termination of the Business Combination Agreement

On October 31, 2023, the Company and X-energy entered into a Termination Agreement (the “Termination Agreement”), effective as of such date, pursuant to which the parties agreed to mutually terminate the Business Combination Agreement. The parties determined to terminate the Business Combination due to a number of factors, including: (i) the challenging market conditions; (ii) peer-company trading performance and (iii) a balancing of the benefits and drawbacks of becoming a publicly traded company under current circumstances.

Pursuant to the Termination Agreement, X-energy assumed from the Company and agreed to pay, perform and discharge, the liabilities of the Company with respect to the payment in cash of certain fees, costs and expenses of the Company and its affiliates. Additionally, each of the Company and X-energy have also agreed on behalf of themselves and their respective related parties, to a release of claims relating to the Business Combination Agreement, the transactions contemplated under the Business Combination Agreement and the termination of the Business Combination Agreement. Upon the termination of the Business Combination Agreement, each of the (i) Sponsor Support Agreement, (ii) Member Support Agreement and (iii) the Preferred Stock Subscription Agreement dated as of September 12, 2023, by and between the Company and AAC Holdings II LP, a Delaware limited liability company, were automatically terminated in accordance with their respective terms.

An investment vehicle affiliated with Ares Management Corporation (NYSE: ARES) has agreed to make a private investment into X-energy in order to support X-energy’s continued growth as a privately-held company.

The foregoing description of the Termination Agreement is qualified in its entirety by reference to the full text of such agreement which is attached as Exhibit 10.1 hereto and which is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On October 31, 2023, the Company and X-energy issued a joint press release announcing the termination of the Business Combination Agreement and that the Company has determined to redeem all of issued and outstanding Class A Ordinary Shares, par value $0.0001 per share (the “Public Shares”) on or about November 7, 2023. Additionally, the Company expects the last day of trading of its Public Shares, including those not submitted for redemption, units, and warrants to be on or about November 6, 2023.

The Company also announced that as a result of the termination of the Business Combination Agreement, it will convene and then adjourn indefinitely each of (i) the extraordinary general meeting of shareholders scheduled for October 31, 2023, to approve, among other matters, the Business Combination and (ii) the extraordinary general meeting of shareholders scheduled for November 2, 2023, to extend the date by which the Company must consummate a business combination. The press release is furnished as Exhibit 99.1 and incorporated by reference into this Item 7.01.

The information referenced under Item 7.01 (including Exhibit 99.1 referenced in Item 9.01 below) of this Current Report on Form 8-K is being “furnished” under “Item 7.01. Regulation FD Disclosure” and, as such, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information set forth in this Current Report on Form 8-K (including Exhibit 99.1 referenced in Item 9.01 below) shall not be incorporated by reference into any registration statement, report or other document filed by the Company pursuant to the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to the termination of the Business Combination Agreement, any private investment in X-Energy and the anticipated timing of the Company’s delisting, liquidation and dissolution. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. These statements are based on current expectations on the date of this Form 8-K and involve a number of risks and uncertainties that may cause actual results to differ significantly. Readers are cautioned not to put undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibits

10.1	Termination Agreement, dated as of October 31, 2023, by and between Ares Acquisition Corporation and X-Energy Reactor Company, LLC.

99.1	Press Release, dated as of October 31, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARES ACQUISITION CORPORATION
Dated: October 31, 2023

	By:	/s/ David B. Kaplan
	Name:	David B. Kaplan
	Title:	Chief Executive Officer and Co-Chairman

Exhibit 10.1

TERMINATION AGREEMENT

THIS TERMINATION AGREEMENT (this “Agreement”) is made as of October 31, 2023, by and between Ares Acquisition Corporation, a Cayman Islands exempted company (the “Purchaser”), and X-Energy Reactor Company, LLC, a Delaware limited liability company (the “Company”). The Purchaser and the Company are sometimes referred to individually as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined in this Agreement shall have the meanings given to such terms in the Business Combination Agreement (as defined below).

WHEREAS, the Purchaser, the Company and, solely for purposes of Section 1.01(f), Section 6.25 and Article IX of the Business Combination Agreement, each of The Kamal S. Ghaffarian Revocable Trust, IBX Company Opportunity Fund 1, LP, a Delaware limited partnership, IBX Company Opportunity Fund 2, LP, a Delaware limited partnership, IBX Opportunity GP, Inc., a Delaware corporation, GM Enterprises LLC, a Delaware limited liability company, and X-Energy Management, LLC, a Delaware limited liability company, entered into the Business Combination Agreement, dated as of December 5, 2022 (as amended by the First Amendment to Business Combination Agreement, dated as of June 11, 2023, and the Second Amendment to Business Combination Agreement, dated as of September 12, 2023, the “Business Combination Agreement”);

WHEREAS, pursuant to Section 8.01(a) of the Business Combination Agreement, the Purchaser and the Company may terminate the Business Combination Agreement at any time prior to the Closing by mutual written consent; and

WHEREAS, the Parties have mutually agreed to terminate the Business Combination Agreement pursuant to Section 8.01(a) of the Business Combination Agreement.

NOW, THEREFORE, the Parties agree as follows:

1. Termination. Pursuant to Section 8.01(a) of the Business Combination Agreement, the Parties mutually and irrevocably agree to terminate the Business Combination Agreement effective as of the execution and delivery of this Agreement, with such termination, having the effect set forth in Section 8.02 of the Business Combination Agreement.

2. Expense Reimbursement. As a condition and inducement to the Purchaser’s willingness to enter into this Agreement, effective upon the execution and delivery of this Agreement, the Purchaser assigns to the Company, and the Company assumes from Purchaser and agrees to pay, perform and discharge, the liabilities of Purchaser with respect to the payment in cash of the fees, costs and expenses of Purchaser and its affiliates set forth on Exhibit A. The Company shall, in the amounts specified on Exhibit A, satisfy and discharge such liabilities by wire transfer of immediately available funds to the accounts specified by Purchaser or the counterparties set forth on Exhibit A, as applicable.

3. Mutual Releases. In consideration of the covenants, agreements and undertakings of the Parties set forth in this Agreement, each Party, on behalf of itself and its respective present and former Subsidiaries, Affiliates, officers, directors, stockholders, employees, agents, representatives, successors and assigns (collectively, “Releasors”) releases, waives, and forever discharges the other Party and its respective present and former Subsidiaries, Affiliates, officers, directors, stockholders, employees, agents, representatives, successors and assigns (collectively, “Releasees”) of and from any and all actions, causes of action, suits, losses, liabilities, damages, claims, and demands, of every kind and nature whatsoever, whether now known or unknown, foreseen or unforeseen, matured or unmatured, suspected or unsuspected, in law or in equity, which any of such Releasors ever had, now have, or hereafter may have against any of such Releasees for, upon, or by reason of any matter, cause, or thing whatsoever from the beginning of time through the date of this Agreement arising out of or relating to the Business Combination Agreement or in connection with the transactions contemplated by the Business Combination Agreement, or the termination thereof (collectively, “Claims”). Notwithstanding the foregoing, nothing in this Agreement shall release a Party from, and Claims shall not include the obligations of such Party under this Agreement or any agreements entered into following the date of this Agreement. The Releasors irrevocably covenant not to assert any claim or demand, or commence, institute or voluntarily aid in any way, or cause to be commenced or instituted any proceeding of any kind against any Releasee based upon any Claim.

4. Agreement. This Agreement embodies the complete agreement and understanding among the Parties and supersedes and preempts any prior understandings, agreements or representations by or among the Parties, written or oral, which may have related to the subject matter of this Agreement in any way.

5. Representations and Warranties. Each Party represents and warrants to the other Party that: (i) such Party has all requisite power and authority to enter into this Agreement and to take the actions contemplated by this Agreement; (ii) the execution and delivery of this Agreement and the actions contemplated by this Agreement have been duly authorized by all necessary corporate or other action on the part of such Party; and (iii) this Agreement has been duly executed and delivered by such party and, assuming the due authorization, execution and delivery by the other party, constitutes a legal, valid and binding obligation of such, enforceable against such party in accordance with its terms, subject to the Enforceability Exceptions.

6. Public Announcements. The Purchaser shall issue a Current Report on Form 8-K relating to this Agreement no later than the fourth (4th) Business Day after the date of this Agreement (the “Form 8-K”). Prior to filing the Form 8-K, the Purchaser shall reasonably consult with the Company and provide it with an opportunity to review and comment on such Form 8-K and shall consider any such comments in good faith.

7. Miscellaneous. Each of the provisions of Section 9.02 (Notices), Section 9.03 (Binding Effect; Assignment), Section 9.04 (Third Parties), Section 9.05 (Governing Law), Section 9.06 (Jurisdiction), Section 9.07 (WAIVER OF JURY TRIAL), Section 9.08 (Specific Performance), Section 9.09 (Severability), Section 9.10 (Amendment; Waiver), Section 9.12 (Interpretation), Section 9.13 (Counterparts), Section 9.15 (Waiver of Claims Against Trust) and Section 9.16 (Non-Recourse) of the Agreement are incorporated by reference into this Agreement and shall apply mutatis mutandis to this Agreement.

* * * * *

2

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

PURCHASER:

ARES ACQUISITION CORPORATION

By:	/s/ David B. Kaplan
Name: David B. Kaplan
Its: Chief Executive Officer

Signature Page to Termination Agreement

COMPANY:

X-ENERGY REACTOR COMPANY, LLC

By:	/s/ J. Clay Sell
Name: J. Clay Sell
Its: Chief Executive Officer

Signature Page to Termination Agreement

Exhibit 99.1

X-energy and Ares Acquisition Corporation Mutually Agree to Terminate Business Combination Agreement

ROCKVILLE, MD and NEW YORK – October 31, 2023 – X-Energy Reactor Company, LLC (“X-energy”), a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation, and Ares Acquisition Corporation (NYSE: AAC) (“AAC”), a publicly-traded special purpose acquisition company, announced today that they have mutually agreed to terminate their previously announced business combination agreement (the “Business Combination Agreement”), effective immediately. As a result, the extraordinary general meeting of AAC shareholders scheduled for October 31, 2023 to approve the proposed transaction will be convened and then adjourned indefinitely. Additionally, the extraordinary general meeting of AAC shareholders scheduled for November 2, 2023 to vote on a proposal to extend the date by which AAC must consummate a business combination will be convened and then adjourned indefinitely.

Over the course of 2023, X-energy received strong interest from potential investors. However, given challenging market conditions, peer-company trading performance and a balancing of the benefits and drawbacks of becoming a publicly traded company under current circumstances, X-energy and AAC jointly determined that it was the best course of action at this time not to proceed with their previously announced transaction.

“I am deeply proud of the remarkable business that the X-energy team has built, and I am confident in the company’s future as a global clean energy leader,” said Kam Ghaffarian, Ph. D., Founder and Executive Chairman of X-energy. “Both X-energy and AAC recognize the challenges presented by the current financial market environment and the opportunity for X-energy to continue forward as a private company. I remain confident in X-energy’s attractive value proposition, and I appreciate the support we have received from AAC and other investors. X-energy is as committed as ever to delivering clean, safe and secure energy solutions that can meet the demand from communities around the world.”

“The X-energy team will continue to make critical progress toward our long-term objectives,” said J. Clay Sell, Chief Executive Officer of X-energy. “Among our notable accomplishments in the last year, we have advanced the initial deployment of four Xe-100 units with Dow on the Texas Gulf Coast, signed a joint development agreement with Energy Northwest for up to 12 Xe-100 units in central Washington, progressed the Xe-100 from basic design to the Final Design Readiness Review phase and signed a cooperative agreements with both the U.S. Department of Defense and U.S. Department of Energy to further advance the development of a mobile microreactor design. Looking ahead, we will continue to execute against our strategy that capitalizes on our proprietary clean energy technology, competitive advantages and strategic relationships to the benefit of our customers and stakeholders around the world.”

“While the persistently volatile public market conditions over the course of 2023 have led to this mutual decision, we remain steadfast in our belief in X-energy’s exceptional talent, differentiated nuclear technology and mission to deliver affordable, zero-carbon energy on a global scale,” said David Kaplan, Co-Chairman and Chief Executive Officer of AAC and Co-Founder, Director and Partner of Ares Management Corporation. “We remain unwavering in our belief in the significant market opportunity for X-energy, and we look forward to supporting the company through its successes ahead.”

An investment vehicle affiliated with Ares Management Corporation (NYSE: ARES) has agreed to make a private investment into X-energy in order to support X-energy’s continued growth as a private company.

Neither party will be required to pay the other a termination fee as a result of the mutual decision to terminate the business combination agreement. Pursuant to the terms of the termination agreement between AAC and X-energy, X-energy assumed from AAC and agreed to pay, perform and discharge the liabilities of AAC with respect to the payment in cash of certain fees, costs and expenses of AAC and its affiliates.

In view of the termination of the Business Combination Agreement, AAC determined that it will not be able to consummate an initial business combination within the time period required by its amended and restated memorandum and articles of association (as amended, the “Articles”). As such, AAC intends to dissolve and liquidate in accordance with the provisions of the Articles and will redeem all of the outstanding Class A Ordinary Shares, par value $0.0001 per share (the “Public Shares”), on or about November 7, 2023.

AAC anticipates that the last day of trading in the Public Shares will be November 6, 2023 and that, as of the open of business on November 7, 2023, the Public Shares, including those that were not submitted for redemption, will be suspended from trading, will be deemed cancelled and will represent only the right to receive the per-share redemption price for the Public Shares of approximately $10.79 (the “Per-Share Redemption Amount”), based on the amount in the Trust Account as of October 27, 2023. In accordance with the terms of the Articles, AAC expects to retain $100,000 of the interest earned on the Trust Account to pay dissolution expenses.

The Per-Share Redemption Amount will be payable to the holders of the Public Shares upon presentation of their respective share or unit certificates or other delivery of their shares or units to AAC’s transfer agent, Continental Stock Transfer & Trust Company. Beneficial owners of Public Shares held in “street name,” however, will not need to take any action in order to receive the Per-Share Redemption Amount.

There will be no redemption rights or liquidating distributions with respect to AAC’s warrants. AAC’s initial shareholders have waived their redemption rights with respect to the outstanding Class B ordinary shares, par value $0.0001 per share, issued prior to AAC’s initial public offering. As of November 6, 2023, AAC will cease all operations except those required to wind up AAC’s business.

AAC expects that The New York Stock Exchange will file a Form 25 with the U.S. Securities and Exchange Commission to delist its securities.

About X-Energy Reactor Company, LLC

X-Energy Reactor Company, LLC, is a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular, and intrinsically safe SMR design expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with conventional nuclear. For more information, visit X-energy.com or connect with us on Twitter or LinkedIn.

About Ares Acquisition Corporation

AAC is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. For more information about AAC, please visit www.aresacquisitioncorporation.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to the termination of the Business Combination Agreement, any private investment in X-Energy and the anticipated timing of AAC’s delisting, liquidation and dissolution. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. These statements are based on current expectations on the date of this press release and involve a number of risks and uncertainties that may cause actual results to differ significantly. Readers are cautioned not to put undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and AAC assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

CONTACTS

X-energy

Media:

Robert McEntyre

media@x-energy.com

Ares Acquisition Corporation

Investors:

Carl Drake and Greg Mason

+1-888-818-5298

IR@AresAcquisitionCorporation.com

Media:

Jacob Silber

+1-212-301-0376

media@aresmgmt.com